

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-mail</u>
Wei Lin
Chief Executive Officer and Chairman of the Board of Directors
Transax International Limited
South Part 1-101, Nanshe Area
Pengnan Industrial Park on North Yingbinbei Road
Waisha Town of Longhu District
Shantou, Guangdong, China 515023

> **Re:** **Transax International Limited**
> **Form 8-K**
> **Filed January 6, 2012**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Form 10-Q for the quarter ended March 31, 2012**
> **File No. 000-27845**

Dear Mr. Lin:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Max A. Webb
>
> Max A. Webb
> Assistant Director